GLG PARTNERS, INC.
399 PARK AVENUE, 38TH FLOOR
NEW YORK, NEW YORK 10022
Main: (212) 224 7200  Fax (212) 224 7210

March 11, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	GLG Partners, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and June 30, 2008
Proxy Statement for the 2008 Annual Meeting of Shareholders
File No. 1-33217

Ladies and Gentlemen:

                 Reference is made to the letters dated October 31, 2008, January 9, 2009 and February 20, 2009 (the “Comment Letters”) from Mr. Rufus Decker, Accounting Branch Chief, Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”), to Mr. Jeffrey M. Rojek, Chief Financial Officer of GLG Partners, Inc. (the “Company”). As requested in the Comment Letters and in a telephone call with Mr. Ernest Greene of the staff of the Division of Corporation Finance of the SEC (the “Staff”), the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC;

•	Staff comments or changes to disclosure in response to Staff comments in the Company’s filings do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or by any person under the federal securities laws of the United States.

GLG Partners, Inc., a US Corporation, registered in the State of Delaware

Sincerely, /s/ Jeffrey M. Rojek Jeffrey M. Rojek Chief Financial Officer

VIA EDGAR AND BY FACSIMILE

cc:	Securities and Exchange Commission Mr. Ernest Greene GLG Partners, Inc. Alejandro San Miguel, Esq. Chadbourne & Parke LLP Sey-Hyo Lee, Esq.